DIALYSIS CORPORATION OF AMERICA
                        1302 Concourse Drive, Suite 204
                              Linthicum, MD 21090
                            Telephone (410) 694-0500
                           Telecopier: (410) 694-0596

                               September 4, 2009

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

     RE: Dialysis Corporation of America ("Company")
         Form 10-K for fiscal year ended December 31, 2008 ("Form 10-K") Form 10-Q for quarterly period ended June 30, 2009 ("Form 10-Q")
         Schedule 14A filed April 27, 2009, File No. 000-08527 ("Proxy
               Statement")

Dear Mr. Rosenberg:

     This letter is in response to your comments to the Company's Form 10-K, Form 10-Q and Proxy Statement. We appreciate your assistance for the Company's compliance with the applicable disclosure requirements and to enhance its disclosure in its filings.

     The following responses are keyed to your comments.

Form 10-K
---------

     Item 7.  Management's Discussion and Analysis of Financial Condition and
     ------------------------------------------------------------------------
              Results of Operations
              ---------------------

     Results of Operations, page 38
     ------------------------------

     1. Comment re: comparative tabular format, payor mix computations and related aging of accounts receivables.

     Response: We note the disclosure in the Company's Form 10-K for 2004 to 2006; such was the result of the 2004 staff observation that the relative increase in the Company's then receivable balance at December 31, 2004 was substantially higher than the relative increase in the Company's then total sales. The subsequent disclosure in 2005 and 2006 was primarily for comparison purposes. The Company does not believe this specific disclosure is appropriate under its current financial position and circumstances and accordingly did not include such in 2007 or 2008. We would like to point out, revenues increased 16.5% from 2007 to 2008, while net accounts receivable increased only 6.6% in the same period.

     As of December 31, 2008, approximately $6.1 million of unreserved accounts receivable, representing 26% of our total accounts receivable balance, was more than six months old. However, in accordance with your comment, the Company will add the following analysis to Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") which accompanies our annual audited financial on a going forward basis:

     As of December 31, 2009, approximately $XX million in unreserved accounts receivable, representing approximately X% of our total accounts receivable balance, were more than six months old. Approximately X% of our treatments are classified as "patient pay." Virtually all revenue is realized from government and commercial payors.

     Please note that within MD&A, revenues are broken down by type of payor (Medicare, Medicaid and comparable programs, hospital inpatient dialysis services, and commercial insurors and other private payors), and a presentation of medical services revenue (derived primarily from four sources, to wit, outpatient hemodialysis services, home peritoneal dialysis services, inpatient hemodialysis services, and ancillary services) is included.

     Signatures, page 56
     -------------------

     2. Comment re: Daniel R. Ouzts, in prior fillings, referred to as Principal Accounting Officer and need signature as per General Instruction D to Form 10-K.

     Response: In 2008, Daniel R. Ouzts was not the Principal Accounting Officer (no party was so named); Mr. Ouzts is being identified as the Principal Accounting Officer and will be a signatory to future Form 10-K filings with his specific positions identified as per General Instruction D to Form 10-K.

     Item 15.  Financial Statements and Supplemental Data
     ----------------------------------------------------

     Notes to Consolidated Financial Statements
     ------------------------------------------

     Note 1 - Summary of Significant Accounting Policies
     ---------------------------------------------------
     Accrued Expenses, page F-10
     ---------------------------

     3. Comment re: excess insurance liability:

        * frequency of reconciliation, process for resolving amounts, and time frame amounts outstanding until resolved;
        * explain two accounts deemed nonrefundable recorded in medical services revenues (and periods of service); and
        * refunded duplicate payments, disclose remainder at year end periods; if not identified, describe knowledge that amounts properly classified as a liability and not material to statement of income.

     Response:

        * On a daily basis, the Company receives payments from insurance companies usually accompanied with an explanation of benefits ("EOB"), or invoice-specific identifier. The EOB contains payment details for dates of services provided by the Company. The payment is applied to the patient accounts receivable at the claim level based on date of service. At times, the payment received is in excess of the initial amount recorded as revenue and accounts receivable. These excess payments are reclassified from accounts receivable to a liability account called excess insurance payments. The Company does a quarterly analysis to determine which items in the excess insurance liability account arise from duplicate payments, payments in excess of contractual agreements, payments as primary when the payor is secondary and underbillings by the Company based on estimated fee schedules; these situations are all described within Note 1 to the consolidated financial statements of the Company. The determination as to the nature of the excess payment is made through a detailed review of the payment detail and the associated patient files, including records as to services performed and the insurance coverage in place during the service period. If the Company determines that the payment was proper (that there was no excess payment), the amounts are recognized as revenues. At the conclusion of the research process, if appropriate, the Company contacts the payor, explains the nature of the excess payment and waits for the payor to respond with its preferred method of reimbursement which can vary from check, electronic funds transfer or recoupment from future dates of service. This process may take several months to over a year based on the payor's response.
        * Based upon a combination of legal analysis and Company investigations and discussions with relevant payors, the Company may subsequently determine that a payment represents a nonrefundable amount which should be recorded as revenue (one example of such items are payments in excess of initial estimated fees for non-contracted payors). All of the $553,000 revenue recognized in 2008 (which represents 0.6% of total revenues) relates to dates of service prior to 2008. Approximately 10% of the $442,000 revenue recognized in 2007 (which represents 0.6% of total revenues) relates to 2007 dates of service with the remaining 90% relating to services provided prior to 2007.
        * Note 1 lists excess insurance liability of $4,687,512 and $2,789,055 for 2008 and 2007, respectively. Within this amount is the $1,113,000 and $726,000 for 2008 and 2007, respectively, identified as duplicate payments that are due to be refunded to payors. Subject to the Company's research and/or responses to inquiries from our payors, the remaining balances, $3,574,512 and $2,063,055 for 2008 and 2007, respectively, represent amounts which could be payments in excess of contractual agreements, payments as primary when the payor is secondary, and underbillings by the Company based on estimated fee schedules, which may either be refunded to payors based on the process described above or recognized as revenue subject to the Company's research relating to what gave rise to the overpayment (the payment was in excess of initial estimated fees for non-contracted payors, as the main example). Based on historical results, the Company does not anticipate that future amounts that may be included in medical services revenues would be material to the Company's consolidated statements of income.

     Note 7 - Acquisitions
     ---------------------

     4. Comment re: consideration given to recording customer-related intangible assets (with reference paragraphs of Appendix A of SFAS 141 and EITF 02-17).

     Response: For each acquisition, the Company follows Financial Accounting Standard 141r, Business Combinations ("FAS 141r"). Specifically, the Company follows the acquisition process in paragraphs 6 and 7 of FAS 141r. As part of the process, the Company considers whether it has acquired any intangible assets that are different than goodwill by determining if an intangible asset meets either the separability criterion or the contractual-legal criterion described in paragraph 3(k) of FAS 141r. For the acquisitions in 2007 and 2008, the Company determined that no patient intangible asset, apart from goodwill, exists in connection with the acquisitions referred to in Note 7. The Company has not entered into any contractual relationship with patients which would obligate either the patient or the Company for future services, and no separable patient relationship intangible exists that can be sold, transferred or licensed. The Company's experience is total patient turnover averaging approximately 30% per year. Further, approximately 85% of patient treatments are paid for by government programs, principally Medicare. Under Medicare regulations the Company may not promote, develop or maintain any kind of contractual relationship with patients which would, directly or indirectly, obligate a patient to use or continue to use the Company's services, or give the Company any rights other than those related to collecting payments for services provided.

Form 10-Q For the Quarterly Period Ended June 30, 2009
------------------------------------------------------

     Item 1. Financial Statements
     ----------------------------
     Consolidated Statements of Cash Flows, page 3
     ---------------------------------------------

     5. Comment re: cash flow presentation.

     Response: The presentation shall be revised in future quarterly reports to reconcile "Net income" to cash flow from operating activities.

Schedule 14A
------------

     Compensation of Directors, page 10
     ----------------------------------

     6. Comment re: director compensation table.

     Response: The forthcoming Proxy Statement will include a director compensation table and will discuss the terms of all share issuance awards, if any, that may be listed in such table. No table was included in the recent Proxy Statement since (i) the director compensation was not material,
(ii) there are only five directors, one of which is also the President and CEO, and as disclosed, employee directors receive no compensation as a director, and his compensation is otherwise disclosed in the Summary Compensation Table, and (iii) in accordance with the instructions to Item 402, three of the remaining four directors can be and were grouped together since their compensation was identical, and each was identified, as was the remaining director and his compensation, as such. Further, there were no specific terms to the 1,000 shares (2,000 shares to the Chairman) granted to those directors (their shares would be "control" shares by virtue of these directors being affiliates of the Company).

     Performance Shares and Performance Units, page 14
     -------------------------------------------------

     7. Comment re: draft disclosure for next Proxy Statement providing:

        * performance goals established by the Compensation Committee under 2009 Omnibus Incentive Plan, including company and individual goals; and
        * discussion of how level of achievement of each goal will effect performance shares (units) to be awarded to each named executive officer.

     Response: The Company's 2009 Proxy Statement provided for, among other items, shareholder approval of the Dialysis Corporation of America 2009 Omnibus Incentive Plan (the "Plan"), which Plan was fully described and attached as Appendix A, which shareholders did approve at the June 11, 2009 annual meeting. Among types of awards which the Compensation Committee (the "Committee") may award under the Plan include Performance Shares and Performance Units (collectively hereinafter referred to as "Performance Shares"). No Performance Shares have been issued and the disclosure primarily related to the "Committee may grant [P]erformance [S]hares," "performance goals may vary from participant to participant," "Business criteria may be measured on an absolute or relative basis," etc. Twenty-two business criteria were set forth as to what the Committee can use in establishing performance goals.

     It is currently unknown whether the Committee will establish or grant any Performance Shares, to whom, whether on the aforementioned business criteria or individual achievements or otherwise. Please note that historically there was only one performance grant of shares contained in the President/CEO's 2006 employment agreement, based on patient census, none of which shares were earned and none issued, which over the years was so disclosed. You might also note the issuance of options and stock awards have been minimal and not granted every year. See the 2009 Proxy Statement, page 32, which indicates that Thomas Carey, for his appointment as Vice President of Operations in April, 2007, received the first option grant since 2004; and only 13,500 (.01%) restricted stock awards were granted in January, 2008 to 12 key employees; and 5,000 stock awards granted in the aggregate in 2009 to the Company's chairman and the three independent directors.

    Although no Performance Shares are outstanding or currently anticipated, and notwithstanding the above historical information evidencing quite limited issuance of stock awards and options in recent years, the Company will, to the extent then applicable, provide the appropriate disclosure in accordance with comment 7.

     Further, this is to confirm that the next Proxy Statement will discuss the achievement of all goals as may then be established by the Committee, and to the extent the performance goals are quantified, the discussion will also be quantified.

     Elements of Compensation, page 28
     ---------------------------------
     8. Comment re: process by which base salaries, bonuses and other compensation are awarded; need discussion explaining the actual procedure including:

        * most important and specific factors considered by CEO when formulating compensation recommendations;
        * the actual recommendations by the CEO to the Committee
        * most important and specific factors considered by the Committee in making recommendations to the Board
        * the actual recommendations by the Committee to the Board; and
        * final compensation set by the Board, and specific and most important factors considered by the Board in setting the compensation.

        Also requested was an explanation of the compensation process for Stephen W. Everett, President and CEO, if it differs from other NEOs.

     Response: The Company confirms it will include in its next Proxy Statement each of the bullet points set forth in comment 8; provided as to the second bullet point relating to the actual recommendations provided to the Committee by the CEO presupposes the discussions as to working closely with each other, reviewing the CEO's assessments of performance, achievements of success, changes in responsibility and the discretion used in deviating from the recommendations; but anything more specific as to the details of the recommendations such as amounts, adequacy of performance, etc. would certainly have an adverse and chilling effect on the intimate and ongoing communications in this area between the CEO and the Committee, disclosure of which could further create unnecessary animosity, with such sensitive information adversely affecting the favorable relationship and communications between the CEO and the Committee, with the likely potential of improperly impacting the independent evaluations of the Committee, none of which is in the best interest of the shareholders or good corporate governance. Equally, if not more important, any public disclosure of actual recommendations will also adversely impact relationships with NEOs who will now know what the CEO is recommending, which could be insulting and hurtful, among others, and such would adversely affect retention and performance of the NEOs. Under Nasdaq rules and the Committee charter, the Committee is to meet in executive session, reflecting the participants' independence, avoidance of undue influence of management, for free and flexible determinations, all of which could be undercut by publicly detailing the actual recommendations to the Committee by the CEO, none of which is to the benefit of shareholders who already are provided with the processes, material factors and specific (and types of) compensation. The Company, however, will discuss modifications, if any, relating to the CEO's recommendations.

     Mr. Everett's compensation and minimum annual increases (and Performance Shares) were established in an employment agreement, which was fully evaluated by the Committee. As to bonuses or equity awards, the process for Mr. Everett is the same as for the other NEOs' and this has been disclosed and the discussion will be so expanded.

     Summary Compensation Table, page 36
     -----------------------------------

     9. Comment re: option and stock awards as disclosed in Summary Compensation Table not discussed in Compensation Discussion and Analysis section; if similar awards made next year, confirm Proxy Statement will include basis for awards and Committee's determination of appropriateness, including all terms of such awards.

     Response: The terms of all awards have been disclosed throughout the current Proxy Statement as well as the basis for the awards, typically provided for an appointment or promotion of an executive officer. Reference is made to the Company's 2009 Proxy Statement, page 31 (and the additional cross-references included therein) under the subcaption "Analysis of Executive Compensation" with respect to the terms of the awards and page 32 (and the additional cross-references included therein) under the subcaption "Bonuses," with respect to the basis for the awards, each subcaption under the caption entitled "Compensation Discussion and Analysis."

     To the extent similar awards are made in the next fiscal year, the Company confirms that it will continue to include information regarding the basis for and process by which the Committee determined such awards were appropriate, including the terms (as has always been provided) of all such stock and option awards.

     The Company acknowledges that:

        * it is responsible for the adequacy and accuracy of the disclosure in its filings;
        * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
        * it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Feel free to contact Andrew Jeanneret, Vice President, Finance and CFO, at (410) 694-0500 to discuss the responses to the financial statements and related matters. You may contact Lawrence Jaffe, Esq., one of our counsel, at
(305) 364-1300 with questions regarding any of the other matters. Also, do not hesitate to call me relating to these responses at (410) 694-0500.

     Thank you for your consideration and cooperation

                                  Very truly yours,

                                  Dialysis Corporation of America

                                      /s/ Stephen W. Everett
                                  By:____________________________________
                                     Stephen W. Everett, President and
                                     Chief Executive Officer

cc: Joel Parker, Accounting Branch Chief
    James Pekienk, Staff Accountant
    Laura Crotty, Staff Attorney